Registration No. 333-35489
                                             Filed Pursuant to Rule 424(b)(3)
Supplement to Prospectus Dated January 21, 1998 of Conolog
Corporation.

On April 28, 1998, VTR Capital, Inc. purchased from Blue Star Group Investments, Ltd. 696,000 Class A Common Stock Purchase Warrants of Conolog Corporation (the "Company") at a price of $.10 per Class A Warrant. VTR intends to sell such 696,000 Class A Warrants to the public as principal, at market prices prevailing at the time of sale, at price related to such prevailing market prices or at negotiated prices.

SEC Investigation Involving VTR Capital, Inc.

The Company has been advised by VTR Capital, Inc., ("VTR") that on January 3, 1997, the Securities and Exchange Commission ("SEC") issued a formal order entitled: In the Matter of VTR Capital, Inc., directing a private investigation by the staff of the SEC. Such order empowers the SEC staff to investigate whether, from June 1995 to the date of the order, VTR and certain other persons and/or entities may have engaged in fraudulent acts or practices in connection with the purchase or sale of securities of certain other companies in violation of Sections 10(b) and 15(c)(1) of the Securities Exchange Act of 1934, as amended (the
"Exchange Act") and Section 17(a) of the Securities Act of 1933, as amended (the "Securities Act"). These acts or practices include whether
VTR and certain other brokers or dealers effected transactions or induced transactions by making untrue statements of material fact and whether VTR and certain others have engaged in manipulative, deceptive or other fraudulent devices. The formal order also concerns whether VTR and certain others may have agreed to participate in a distribution violating former Rule 10b-6 of the Exchange Act by having bid for or purchased securities for accounts in which it had a beneficial interest or which is the subject of such distribution. As of June 1, 1998, VTR understands that the SEC investigation is ongoing. VTR cannot predict whether this investigation will result in any type of enforcement action against VTR. The Company has been advised that VTR has in the past made a market in the Company's securities and intends to do so following the distribution of its securities purchased from Blue Star Group Investments, Ltd., subject to compliance with Regulation M of the Exchange Act. An unfavorable resolution of the SEC investigation concerning the sales and trading activities and practices of VTR could have the effect of limiting VTR's ability to make a market in the Company's securities in which case the market for and liquidity of the Company's securities may be adversely affected.


NASD Complaint Against the Representative
The Company has also been advised by the Representative that during 1996 and 1997, the staff of the NASD conducted an inquiry into the trading and sales practices of securities of a company unrelated to the Company (the "unrelated issuer") in and around April 1995. In connection with the inquiry, the NASD staff obtained documents from the Representative and conducted on-the-record interviews of, among others, the Representative's President-Chief Executive Officer, Head Trader and Chief Financial Officer. On February
20, 1998 the NASD Department of Enforcement filed an administrative complaint against the Representative, a principal of the firm and two traders from other broker-dealers. The complaint alleges that the Representative, acting through its then President-Chief Executive Officer-
Sole Owner, acquired and distributed certain securities of the unrelated issuer as "statutory underwriters" without registration under Section 5 of the Securities Act representing approximately 28% of the available float in the security in purported violation of NASD Rule 2110 and failed to provide customers with an offering prospectus. The complaint further alleges that at the same time the Representative and its then President-Chief Executive Officer-Sole Owner (the "Respondents") (i) entered into a consulting agreement with the unrelated issuer to arrange for the sale of certain of its securities at a "designated price" slightly below the market at the time; (ii) sold short to retail customers the unrelated issuer's securities at prices substantially above the designated price; (iii) acquired from five short term investors securities of the unrelated issuer to cover the Representative's large short inventory position in what had previously been an inactive or thinly traded market for the unrelated issuer's securities; (iv) illegally bid for, purchased, or induced others to purchase the unrelated issuer's securities in the secondary market while a distribution was still in progress; and (v) continued to make a market in the corporation's stock all in purported violation of Section 10(b) of the Exchange Act and Rule 10b-6 thereunder and NASD Rules 2110 and 2120. Moreover, the complaint alleges that the Representative and its then president caused the aforementioned alleged unregistered distribution without filing the necessary documents with the NASD's Corporate Financing Department and failed to disclose to customers alleged unfair excessive and unreasonable compensation received from the distribution in violation of NASD Rules 2110 and 2710. In addition, the complaint alleged that the Respondents fraudulently manipulated the market for the unrelated issuer's common stock by arbitrarily increasing the share price and by artificially inflating the reported trade volume through "wash" and "matched" or circular trading so as to create the appearance of an active market in the stock in purported violation of Section 10(b) of the Exchange Act and Rule 10b-5 thereunder and NASD Rules 2110 and 2120. According to the complaint, the alleged manipulation resulted in an illicit profit to the Representative of approximately $402,509. The Complaint contains the following prayer for relief: (1) findings of fact and conclusions of law that Respondents committed the violations charged and alleged; (2) an order requiring Respondents to disgorge fully any and all ill-gotten gains and/or make full and complete restitution, together with interest; (4) an order imposing such costs of any proceeding as are deemed fair and appropriate under the circumstances with accordance with NASD Rule 8330; and (5) an order imposing any other fitting sanction. The Respondents have indicated that they intend vigorously to contest the allegations. A hearing has not yet been held and there have been no findings of fact or violations of law in this case.

The date of this Supplement is June 1, 1998.